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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________
                                 SCHEDULE 14D-1
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934


                                 AMENDMENT NO. 2



                                 CoCensys, Inc.
                            (Name of Subject Company)

                         Purdue Acquisition Corporation
                               Purdue Pharma L.P.
                                    (Bidders)



                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                    191263201
                      (CUSIP Number of Class of Securities)


                              Howard R. Udell, Esq.
                         Purdue Acquisition Corporation
                             c/o Purdue Pharma L.P.
                             100 Connecticut Avenue
                         Norwalk, Connecticut 06850-3590
                                 (203) 853-0123
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                              ____________________

                                    Copy To:

                              Stuart D. Baker, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100

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     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (this
"Amendment") relates to a tender offer by Purdue Acquisition Corporation, a Delaware corporation ("Offeror"), and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and together with the Common Stock, the "Shares") of CoCensys, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.16 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated August 12, 1999, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Offer to Purchase.

Item 1.  Security and Subject Company

     The definition of Company Stock Options in the Introduction to the Offer to Purchase is hereby amended and restated as follows:

     Company Stock Options is defined as all issued and outstanding options to purchase Shares that have an exercise price of less than $1.16 per Share.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

     Item 3 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On September 16, 1999, Parent, Offeror and the Company agreed to amend the Merger Agreement to clarify that the definition of Fully Diluted Shares would not include "out-of-the money" stock options.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

     Item 5 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     The description of the Merger Agreement included in Item 5 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On September 16, 1999, Parent, Offeror and the Company agreed to amend the Merger Agreement to clarify that the definition of Fully Diluted Shares would not include "out-of-the money" stock options, as set forth in Exhibit (a)(10) hereto and incorporated herein by reference.

Item 10.  Additional Information.

     Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On September 16, 1999, Parent issued a press release extending the Expiration Date of the Offer to 5:00 p.m., New York City time, on Thursday, September 23, 1999, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 11.  Materials to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended to add the following:

     (a)(10) Amendment No. 1 to Agreement and Plan of Merger, dated as of August 5, 1999, among Purdue Pharma L.P., Purdue Acquisition Corporation and CoCensys, Inc., dated as of September 16, 1999.

     (a)(11) Press Release issued by Parent on September 16, 1999.


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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 17, 1999


                                            PURDUE PHARMA L.P., by its
                                             general partner, PURDUE PHARMA INC.



                                            By: /S/ Stuart D. Baker
                                                --------------------------------
                                                Name: Stuart D. Baker
                                                Title: Vice President


                                            PURDUE ACQUISITION CORPORATION

                                            By: /S/ Stuart D. Baker
                                                --------------------------------
                                                Name: Stuart D. Baker
                                                Title: Vice President



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                                  EXHIBIT INDEX

     Exhibit      Description

     (a)(10) Amendment No. 1 to Agreement and Plan of Merger, dated as of August 5, 1999, among Purdue Pharma L.P., Purdue Acquisition Corporation and CoCensys, Inc., dated as of September 16, 1999.
     (a)(11)      Press Release issued by Parent on September 16, 1999.

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                                                                 Exhibit (a)(10)


                               Amendment No. 1 to

                          Agreement and Plan of Merger



         This Amendment No.1 (this "Amendment") to the Agreement and Plan of Merger, dated as of August 5, 1999, among Purdue Pharma L.P., Purdue Acquisition Corporation and CoCensys, Inc. (the "Merger Agreement"), is entered into as of September 16, 1999.

         1. Pursuant to Section 9.03 of the Merger Agreement, the parties hereby agree to amend and restate the definition of "Fully Diluted Shares" contained in Annex A of the Merger Agreement as follows:

         "Fully Diluted Shares" shall mean all outstanding securities entitled generally to vote in the election of directors of the Company after giving effect to the exercise or conversion of all "in-the-money" options, rights and securities exercisable or convertible into such voting securities.

         2. Except as specifically amended hereby, the Merger Agreement shall remain in full force and effect and is hereby ratified and confirmed. Each party hereto acknowledges and confirms that its execution of this Amendment has been properly authorized and this Amendment shall satisfy the requirement pursuant to
Section 9.03 of the Merger Agreement that any amendment, modification or supplement of the Merger Agreement be made in writing.

         3. The parties may sign this Amendment in any number of counterparts and on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.


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     IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed by their officers thereunto duly authorized as of the day and year first above written.

                                  COCENSYS, INC.



                                  By: /s/ F. Richard Nichol, Ph.D.
                                      --------------------------------------
                                      Name: F. Richard Nichol, Ph.D.
                                      Title: President & Chief Executive Officer


                                  PURDUE ACQUISITION CORPORATION



                                  By: /s/ Stuart D. Baker
                                      --------------------------------------
                                      Name:  Stuart D. Baker
                                      Title:    Vice President



                                  PURDUE PHARMA L.P.



                                  By: /s/ Stuart D. Baker
                                      --------------------------------------
                                      Name:  Stuart D. Baker
                                      Title:    Vice President




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                                                                 Exhibit (a)(11)


For Immediate Release
Thursday, September 16, 1999

 PURDUE PHARMA L.P. EXTENDS CLOSING DATE FOR TENDER OFFER TO SEPTEMBER 23, 1999


Norwalk, Connecticut, September 16, 1999 - Purdue Pharma L.P. today announced the extension of the tender offer commenced on August 12, 1999 by Purdue Acquisition Corporation, an indirect wholly-owned subsidiary of Purdue Pharma L.P., to purchase all of the outstanding shares of common stock of CoCensys, Inc., (OTC Bulletin Board: COCN) for $1.16 per share, net to the seller in cash. The offer will expire at 5:00 p.m., New York City time, on Thursday, September 23, 1999, unless the tender offer is further extended. As of the close of business on September 16, 1999, approximately 4,783,852 shares of CoCensys common stock and options had been tendered and not withdrawn in response to the tender offer, which, when added to the number of shares of common stock to be received by Purdue upon conversion of the Series E Preferred Stock to be purchased by Purdue upon closing of the tender offer, represents approximately 88.5% of the fully diluted shares of common stock of CoCensys.

Purdue's tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn such number of shares that, when added to the number of shares of common stock to be received by Purdue upon conversion of the Series E Preferred Stock, equals at least 90% of the fully diluted common shares of CoCensys. After consummation of the tender offer, Purdue has agreed to acquire any of the remaining outstanding shares of CoCensys pursuant to a second-step merger at the same price per share paid for shares tendered.

Purdue Pharma L.P., headquartered in Norwalk, Connecticut, U.S. and its associated companies, including the Mundipharma companies and Napp Pharmaceutical Group, Ltd., comprise a privately-held, worldwide pharmaceutical network with discovery, development, manufacturing, marketing and distribution capabilities. The companies maintain a leading presence in the field of pain management with their products OxyContin (oxycodone hydrochloride controlled-release) tablets and MS Contin (morphine sulfate controlled-release) tablets. The network also includes a biologic therapeutic business, Purdue BioPharma L.P., based in Princeton, New Jersey, focused on the development of antibody-based therapeutics and vaccines. More information about Purdue is available on its web site at www.pharma.com.




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